November 8, 2022
TO:    Pan American Silver Corp. (“Pan American”)
AND:    Agnico Eagle Mines Limited (“Agnico”)
(together, the “Acquirors”)
Dear Sirs/Mesdames:
Re: Voting and Support Agreement
BACKGROUND
The undersigned, ● (the “Holder”), understands that (a) the Acquirors and Yamana Gold Inc. (the “Company”) entered into an arrangement agreement dated as of November 4, 2022 (the “Arrangement Agreement”) contemplating among other things, subject to the terms thereof, the acquisition by Pan American, of all of the issued and outstanding common shares of the Company (“Yamana Shares”) pursuant to a plan of arrangement under the provisions of the Canada Business Corporations Act; (b) the board of directors of the Company has determined that the Arrangement Agreement constitutes a Yamana Superior Proposal as defined under the arrangement agreement between Gold Fields Limited and the Company dated May 31, 2022; and (c) the Activation Time (as defined in the Arrangement Agreement) has occurred.
Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.
The Holder is the beneficial owner of, or exercises control or direction over, the number of Yamana Shares (the “Holder Shares”), Yamana PSUs (the “Holder PSUs”), Yamana RSUs (the “Holder RSUs”) and Yamana DSUs (the “Holder DSUs”), as applicable, set out in Appendix A hereto. The Holder Shares, Holder PSUs, Holder RSUs and Holder DSUs, together with any other securities of the Company directly or indirectly acquired by or issued to the Holder during the term of this letter agreement, are collectively referred to herein as the “Holder Securities”.
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER
The Holder hereby covenants and agrees, in his/her/its capacity as securityholder and not in any capacity as an officer or director of the Company, from the date hereof until the termination of this letter agreement:
1.at any meeting of shareholders of the Company to be held to consider the Arrangement Resolution (including the Yamana Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change the Holder’s vote in respect thereof) the Holder Shares and any other Holder Securities entitled to be voted in respect of such matter, if any (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with the completion of the Arrangement;

2.no later than ten Business Days prior to the Yamana Meeting, to deliver or to cause to be delivered to the Company’s transfer agent duly executed proxies or voting information forms, as applicable, in respect of all of the Holder Securities which the Holder is entitled to vote (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement, and (ii) against any matter that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with the completion of the Arrangement, and (b) naming those individuals as may be designated by the Company in the management information circular prepared in connection with the meeting of shareholders of the Company at which the Arrangement Resolution will be voted on;
3.not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;
4.not to take any other action of any kind, including voting or not voting any of the Holder Securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and
5.not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Securities or any interest therein without the Acquirors’ prior written consent, other than (i) pursuant to the Arrangement or any other transactions contemplated by the Arrangement Agreement, and (ii) with respect to the sale of any Yamana Shares issued upon vesting of the Holder RSUs that vest prior to the completion of the Arrangement in order to satisfy any tax liabilities that arise in connection therewith; provided that nothing contained herein shall prohibit the Holder from exercising any rights under the Holder Securities to acquire Yamana Shares (which Yamana Shares will be subject to the terms of this letter agreement).
The Holder hereby represents and warrants to each of the Acquirors, and acknowledges that each of the Acquirors are relying on such representations and warranties in connection with entering into this letter agreement and the Arrangement Agreement, that: (a) the Holder has the legal capacity to enter into and perform his/her/its obligations under this letter agreement; (b) the Holder is, and on the record date of the Yamana Meeting will be, the beneficial owner of, or exercise control or direction over, the Holder Securities, with good title thereto free and clear of any and all Liens; (c) the Holder has the sole and exclusive right to vote (if applicable) and sell all of the Holder Securities, and, other than pursuant to this letter agreement, none of the Holder Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind; (d) except for the Arrangement Agreement, no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Holder of any of the Holder Securities or any interest therein or right thereto; (e) the only securities of the Company beneficially owned by the Holder and/or over which the Holder exercises control, directly or indirectly, on the date hereof are the Holder Securities set forth in Appendix A hereto; (f) this letter agreement has been duly executed and delivered by the Holder and is a valid and binding agreement, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights generally and to principles of equity; and (g) the execution and delivery by the Holder of this letter agreement and the performance by the Holder of his/her/its obligations hereunder do not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the Holder is or will be a party and by which the Holder is or will be bound at the time of such performance. The representations and warranties of the Holder set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.

The Holder acknowledges that he/she/it (a) has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions, (b) has been granted the opportunity to ask questions of, and to receive answers from, the Company’s legal counsel concerning the terms and conditions of this letter agreement, (c) has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice, and (d) is entering into this letter agreement voluntarily.
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PAN AMERICAN
Pan American hereby represents and warrants to the Holder, and acknowledges that the Holder is relying on such representations and warranties in connection with entering into this letter agreement, that: (a) Pan American is validly existing under the laws of the Province of British Columbia and has all necessary corporate power and capacity to execute and deliver this letter agreement and to perform its obligations hereunder, and the execution and delivery of this letter agreement by Pan American and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pan American; (b) this letter agreement has been duly executed and delivered by Pan American and is a valid and binding agreement, enforceable against Pan American in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights generally and to principles of equity; and (c) the execution and delivery by Pan American of this letter agreement and the performance by Pan American of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any constating documents of Pan American or any contract, commitment, agreement, understanding or arrangement of any kind to which Pan American is or will be a party and by which Pan American is or will be bound at the time of such performance. The representations and warranties of Pan American set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.
Notwithstanding any other provision of this letter agreement, Pan American hereby agrees and acknowledges that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his/her/its capacity as a director, officer or employee of the Company (if the Holder holds such office). Without limiting the foregoing, Pan American acknowledges and agrees that: (a) action taken by the Holder in his/her/its capacity as a director, officer or employee of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling his/her/its fiduciary duties as, a director or officer of the Company.
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF AGNICO
Agnico hereby represents and warrants to the Holder, and acknowledges that the Holder is relying on such representations and warranties in connection with entering into this letter agreement, that: (a) Agnico is validly existing under the laws of the Province of Ontario and has all necessary corporate power and capacity to execute and deliver this letter agreement and to perform its obligations hereunder, and the execution and delivery of this letter agreement by Agnico and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Agnico; (b) this letter agreement has been duly executed and delivered by Agnico and is a valid and binding agreement, enforceable against Agnico in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditor rights generally and to principles of equity; and (c) the execution and delivery by Agnico of this letter agreement and the performance by Agnico of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any constating documents of Agnico or any contract, commitment, agreement, understanding or arrangement of any kind to which Agnico is or will be a party and by which Agnico is or will be bound at the time of such performance. The representations and warranties of Agnico set forth in this paragraph shall not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this letter agreement is terminated in accordance with its terms.
Notwithstanding any other provision of this letter agreement, Agnico hereby agrees and acknowledges that the Holder is bound hereunder solely in its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his/her/its capacity as a director, officer or employee of the Company (if the Holder holds such office). Without limiting the foregoing, Agnico acknowledges and agrees that: (a) action taken by the Holder in his/her/its capacity as a director, officer or employee of the Company shall not be a violation of this letter agreement; and (b) nothing in this letter agreement shall prevent the Holder from serving as, or fulfilling his/her/its fiduciary duties as, a director or officer of the Company.
GENERAL
The parties agree that the details of this letter agreement may be described in any press release, material change report, information circular or other disclosure document or communication prepared by the Company or either of the Acquirors in connection with the Arrangement and further agree to this letter agreement being made publicly available, including by filing on SEDAR and EDGAR and by any filings made under the securities laws of Canada, the United States, or any state thereof (including disclosure of each party’s identity, ownership of Holder Securities and the nature of the parties’ commitments, arrangements and understandings under this letter agreement and any other information required by applicable Laws), in accordance with applicable Laws.
This letter agreement shall automatically terminate and be of no further force or effect only upon the earliest of (a) the written agreement of the Holder and each of the Acquirors, (b) the termination of the Arrangement Agreement in accordance with its terms, and (c) the Effective Time. This letter agreement may also be terminated by the Holder upon written notice to the Acquirors (a) if either of the Acquirors decreases the amount of the Consideration set out in the Arrangement Agreement or otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Holder, in either case without the Holder’s consent or (b) in the event of a Yamana Change in Recommendation. If this letter agreement is terminated in accordance with its terms, this letter agreement shall become void and be of no further force or effect and the Holder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Holder Securities, without liability of either party; provided that the foregoing shall not relieve either party from any liability for any wilful, intentional or fraudulent breach of its respective obligations under this Agreement arising prior to such termination.
This letter agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
The parties agree to pay their own respective costs and expenses incurred in connection with this letter agreement and all documents and instruments executed or prepared hereto.
This letter agreement shall be binding upon the Acquirors and the Holder and upon their respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that none of the parties may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this letter agreement without the prior written consent of the other parties, except that each of the Acquirors may assign, delegate or otherwise transfer any of its rights, interests or obligations under this letter to an affiliate of the assigning Acquiror, without reducing such assigning Acquiror’s obligations hereunder. Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties, and in the case of a waiver, by the party or parties against whom the waiver is to be effective, and no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.
The parties acknowledge and agree that irreparable damage may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the parties agree that, without posting bond or other undertaking, the parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this letter agreement and to enforce by specific performance this letter agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract, tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over the parties and the matter, in addition to any other remedy to which a party may be entitled, at law or in equity, and the parties hereby waive any and all defences which could exist in their favour in connection with such enforcement and waive any requirement for security or the posting of any bond in connection with such enforcement.
If any term or other provision of this letter agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this letter agreement and all other conditions and provisions of this letter agreement shall nevertheless remain in full force and effect.
This letter agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto.
This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.
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If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter agreement where indicated below and returning the same to the Holder, upon which this letter agreement as so accepted shall constitute an agreement between us.
Yours truly,

____________________________________________

Accepted and agreed on as of the date first appearing above.

PAN AMERICAN SILVER CORP.

Per:
Name:
Title:

AGNICO EAGLE MINES LIMITED

Per:
Name:
Title:

APPENDIX A – HOLDER SECURITIES

Name of Holder (as appearing on the first page of this letter)	Address and e-mail of Holder	Number(s) and type(s) of Holder Securities held, directly or indirectly, by the Holder
●	●	● Holder Shares ● Holder PSUs ● Holder RSUs ● Holder DSUs